SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      for the period ended 11 October 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------






October 11, 2007

                        BP SETS OUT ITS AGENDA TO CLOSE
                          PERFORMANCE GAP WITH RIVALS


BP today reiterated its determination to improve performance by simplifying how the company is structured and run, ensuring that resources are increasingly shifted to the front line with operating managers freed from corporate bureaucracy and the burden of unnecessary overheads.

Setting out his forward agenda for the cultural change he signalled to the financial markets in the summer, chief executive Tony Hayward said that while the process would yield some medium term cost reductions, the major benefit would be the revenue boost expected from greatly improved operational efficiency over the longer term.

In a worldwide message to staff issued in London today, Hayward said BP will in future comprise only two business segments, Exploration & Production and Refining & Marketing. The current third segment, Gas, Power & Renewables, would be incorporated mainly into the other two. A separate division, Alternative Energy, will handle BP's low carbon business and future growth options outside oil and gas.

The two segments will be made up of a series of strategic performance units. These will become BP's main operating entities, each effectively a profit centre, with closely-defined remits and rigorous business objectives.

Corporate infrastructure will be rigorously reviewed with some previously centralised functions slimmed down and redeployed into the business segments. In parts of BP up to four layers of management will be shed. Greater standardisation of process, including safety, has already been introduced and will be applied consistently across the group.

The moves follow a six-month review of the group's operational performance which identified wide-ranging duplication, overlap and excessive organisational complexity.

Addressing what he described as his 'three priorities', safety, people and performance, Hayward said the company was making good progress on safety. The focus on people would be to ensure the company deployed the 'right skills in the right places' and allowed staff to exercise professional judgement without 'unnecessary interference'.

As to performance, Hayward said: "It is clear that BP's overall strategy remains robust. We have great positions in many of the major hydrocarbon basins of the world as well as in the markets of key economies and we are preparing for the longer term by building a new, low-carbon energy business.

"Our problem is not about the strategy itself but about our execution of it. BP's performance has materially lagged our peer group in the last three years. It has been poor because we are not consistent and our organisation has grown too complex. At the root of all this is a need to change our behaviours."

Hayward said the bulk of the competitive shortfall represented revenues lost from impaired US refining capacity and delays to new production in the Gulf of Mexico. The remainder arose from BP's higher cost base relative to its rivals.

"We expect the revenue gap to narrow as major new production comes on stream in the fourth quarter and refinery throughputs rise at Texas City and Whiting over the coming months," he said.

"The changes we are setting out today will reduce our unacceptably high overhead costs. But it is their effect on operational efficiency over the longer term that I believe will ultimately yield the most significant benefits."

Hayward said some of the changes were already under way; the others would be introduced with immediate effect. He said redundancies would be inevitable in some parts of the company but stressed that front-line operations would continue to be strengthened. He did not anticipate major disposals but would not rule out small-scale asset sales.

"What we are doing represents a fundamental shift in how BP works," Hayward said. "Managers will be listening more acutely, particularly to front-line staff. We will make sure individuals are fully accountable for things they control. We will respect professionalism and excellence as key to the success of our businesses - something we have not always done. Continuous improvement is what will drive performance, as opposed to short-term, unsustainable initiatives."

- ENDS -





                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 11 October 2007                        /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary